GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

8515 East Orchard Road

Greenwood Village, Colorado 80111

December 17, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

     Re:     Great-West Life & Annuity Insurance Company (“Great-West”)

 Variable Annuity 8- Series Account (“Registrant”)

 Post-Effective Amendment No. 9 to Registration Statement on Form N-4

 (“Amendment”)

 File Nos. 333-203628 and 811-23050

Commissioners:

On behalf of Great-West and the above-named Registrant and pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), filed herewith is one electronically formatted copy of the above-captioned Amendment to Registrant’s registration statement on Form N-4 for a group flexible premium deferred variable annuity contract (the “Group Contract”). Great-West issues the Group Contract in connection with certain retirement plans, including under Sections 401(a), 403(b) and 457(b) of the Internal Revenue Code or Section 1081.01 of the Puerto Rico Code.

The purpose of the Amendment is to bring the registration statement into compliance with the Commission’s March 2020 revisions to Form N-4. Other than the changes reflected in the Amendment, Registrant does not anticipate any further material deletions or revisions to the prospectus or statement of additional information contained in the registration statement.

Registrant will file a subsequent amendment under Rule 485(b) to reflect responses to Commission staff comments on the Amendment. Registrant plans for the Amendment to become effective in spring of 2022. Accordingly, Great-West also plans to file such further amendments as will be keep the Amendment from becoming effective before that time.

We note that the exhibits to the Amendment do not include an initial summary prospectus (“ISP”), because Great-West will not initially be using an ISP following effectiveness of the

U.S. Securities and Exchange Commission

December 17, 2021

Amendment in 2022. Rather, any such future ISP use would be preceded by the inclusion of such ISP as an exhibit in an appropriate amendment filed pursuant to Rule 485(a) and becoming effective subsequent to May 1, 2022.

We would request that the staff provide its comments on the Amendment at the earliest possible date. Earlier receipt of comments will make it possible for Great-West to reflect those comments in a manner that we hope would be most efficient for the Commission staff, as well as for the company. As previously discussed with the staff, the Company plans to request relief pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933 to use the changes made in this post-effective amendment as a template for updating registration statements for other variable annuity contracts.

Please direct any question or comment to me at (303) 737-2660 or to Lorna MacLeod of Eversheds Sutherland (USA) LLP at (202) 303-3817.

Sincerely yours,

/s/ Kirsty Lieberman

Kirsty Lieberman

Senior Counsel, Products